5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

January 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549 USA

Attention:	Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:	Adastra Holdings Ltd. (the "Company") Registration Statement on Form 20-F Filed November 8, 2021 File No. 000-56365

We write in response to your letter of December 7, 2021 to Michael Forbes, Chief Executive Officer of the Company, with respect to Registration Statement on Form 20-F filed by the Company on November 8, 2021. Our response is numbered in a manner that corresponds with your comments as set out in your letter of December 7, 2021.

Registration Statement on Form 20-F filed November 8, 2021

Risk Factors

The mushroom and mushroom-derived products could be subject to negative customer perception, page 8

1.	We note your disclosure here that "[you] are dependent upon consumer perception of mushrooms and mushroom-derived products." Please expand your discussion in Information on the Company section to disclose the nature of your operations activities involving mushrooms and mushroom- derived products as well as describing the material effects of government regulations on this aspect of your business.

The Company is currently applying for a Health Canada dealers' license in preparation for licensing of psychedelics which will allow the Company to synthesize, process and package psychedelics. This information has been added as a disclosure on page 14.

We rely on physicians and other healthcare professionals, page 9

2. We note your disclosure here that you "rely on the availability of physicians and other healthcare professionals to provide services at [y]our facilities." Please expand the description of your business in the Information on the Company section to describe the role of physicians and healthcare professionals at your facilities and your reliance on their services.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

Physicians and other healthcare professionals are to be employed by our clinics related to the operations of Perceive MD to provide consultations to customers regarding the benefits of using mushroom and mushroom-derived products.

Information on the Company

Business Overview, page 15

3. We note your disclosure in a risk factor on page 6 that "[y]our company relies on intellectual property" and your disclosure regarding your organizational structure on page 28 that explains that one of your subsidiaries, 1204581, is the owner of intellectual property rights for the Phyto Extractions brand. We also note, however, your disclosure on page 35 that "[you] do not currently have patent and intellectual property licenses." Please revise your disclosure in the Business Overview section to discuss any patents or intellectual property licenses on which you depend or any patents or licenses for which you anticipate filing applications. Please also revise your disclosure as necessary to clarify whether you own any intellectual property rights. Refer to Item 4.B.6. of Form 20-F.

The disclosure included as a risk factor on page 6 which has been amended to indicate the possibility of the Company owning intellectual property beyond brands and trademarks in the future. The Company currently does not own technology that would be considered as intellectual property.

The disclosure on page 35 has also been amended to indicate that the Company does not have any patents or intellectual property but does own intellectual property rights to the Phyto Extractions brand.

Added to the Business Overview on page 17 section, "Other Intellectual Property" additionally indicating that our subsidiary, 1204581, does hold intellectual property rights to the Phyto Extractions Brand.

Extraction, page 22

4. Please specify which of your planned products are those which you note "are subject to legalization and/or obtaining necessary additional licenses."

Our planned products, some of which are subject to legalization and/or obtaining necessary additional licenses (noted with "*"), are projected to include:

• Bulk Low THC Cannabis Oil for tinctures.

• Bulk CBD Oil without THC. *

• Consumer packaged Low THC Cannabis Oil. *

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

• Consumer packaged CBD Oil without THC. *

• Bulk High THC Cannabis Oil (distillate).

• Bulk Vaporizing pen formulations.

• Bulk water-soluble (nano-emulsion) cannabis oils and distillate.

• Bulk THC distillate Cannabis Gel Capsules (two-part).

• Consumer packaged THC Cannabis Oil Tinctures.

• Consumer packaged Vaporizing pens.

• Consumer packaged THC distillate Cannabis Gel Capsules.

• Bulk and consumer packaged hydrocarbon extracts.

• Bulk and consumer packaged Cannabis infused cosmetics and topics. *

• Bulk and consumer dried flower. *

The disclosure on page 22 has been updated to be consistent with the list above.

5. We note your disclosure that you "depend on the brand licensing agreement to Cannmart Labs Inc." to bring your products to market. Please expand your disclosure to describe the material terms of the license agreement including, as applicable:

• the nature and scope of any intellectual property transferred;

• each parties' rights and obligations;

• quantification of all up-front or execution payments received or paid to date;

• aggregate amounts paid or received to date under the agreement;

• aggregate amounts of all potential development, regulatory and commercial milestone payments;

• quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

• disclosure of the duration of the agreement and when royalty provisions expire; and

• disclosure of termination provisions.

The disclosure has been updated to include the rights and obligations of both parties. Per this agreement, Cannmart Labs Inc. has an exclusive license to use the Company's brands in association with development, manufacture, production, promotion, marketing, packaging, distribution and sale of the following types of products:

• Cannabis vaporizing pen cartridges and batteries;

• Cannabis capsules;

• Cannabis tincture bottles and tincture jars;

• Cannabis syringes;

• Cannabis terpene extracts (terp sauce); and

• Cannabis concentrates in solid form such as shatter, wax, live resin, crystals (diamonds) produced with Butane Hash Oil (BHO) or Propane Hash Oil (PHO) processes.

Per this brand licensing agreement, CannMart Labs Inc. fulfills sales orders of the Company's products across Canada and pays the Company 50% of gross profits earned from these sales on a quarterly basis. In return, the Company assists in the marketing of the Company's products to increase sales. This agreement is set to terminate during 2023 and as at September 30, 2021, the Company has earned over $2,200,000 from the agreement

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

6. We note your disclosure on page 23 that cannabis and hemp biomass are widely available in the Canadian market. Please expand your disclosure to address whether prices of your principal raw materials are volatile.

The disclosure has been expanded to indicate that due to certain oversupply of non-craft cannabis and hemp biomass in the Canadian markets, the price of cannabis and hemp biomass has generally reduced over the last couple years.

7. We note your disclosure on page 23 that you have a supply agreement for over 4,400 lbs of biomass per month with a local supplier. Please expand your disclosure to discuss the material terms of this agreement and clarify whether this is the same supply agreement that you entered into with Pure Sunfarms Corp in June 2021.

This disclosure is no longer relevant as the contract has been terminated and therefore has been removed.

Principal Markets, page 27

8. Please expand your disclosure to describe the principal marketing channels you use or intend to use, including an explanation of any special sales methods. For example, we note that you "anticipate designing special marketing campaigns for health care professionals," that you have in the past engaged in "significant marketing campaigns to create investor and customer awareness," and that you have entered into a marketing services agreement with Hybrid Financial Ltd. Refer to Item 4.B.5. of Form 20-F.

As healthcare professionals are being employed at our clinics, they will provide consultations to patients and may market our products to them depending on the patients needs. Therefore, the company aims to create relationships with healthcare professionals to support the marketing of our products, mainly through the use of social media. The marketing services agreement with Hybrid Financial Ltd. has also been added to the disclosure.

C. Property Plant and Equipment, page 28

9. Please expand your disclosure here or elsewhere in your discussion of your facility and equipment to also describe any environmental issues that may affect your utilization of these assets. Refer to Item 4.D. of Form 20-F.

As the Company has received all necessary approvals from the city in which the facility is located, Aldergrove, and has completed environmental reports and a facility occupancy permit, the company can not anticipate any normal environmental circumstances that would pose as issues to the operation of the facility.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 34

10. Please expand your discussion here to include a statement whether, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

We have updated the disclosure under "Cash and working capital" that the company announced a private placement financing to raise additional funds on November 21, 2021. These funds will help to improve our working capital position and will provide us with sufficient working capital for present requirements.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 43

11. We note the press release dated October 12, 2021 announcing that on October 8, 2021 you entered into a supply and purchase agreement with Sitka Weed Works. We also note that your chief executive officer and director, Michael Forbes, is a director and controlling shareholder of Sitka Weed Works. Please provide your materiality analysis for why you have not disclosed this transaction and the material terms of the agreement in your registration statement. Refer to Item 7.B. of Form 20-F.

We do not believe this purchase agreement to be material as it does not specify any fixed timeframes regarding purchases from Sitka and prices are negotiated during each purchase. Therefore, we concluded that the disclosure of this agreement is not necessary as there are no actual commitments from either party.

12. Please file as exhibits any contracts or agreements you may have with DBM CPA, MDC Forbes and Pipedreemz Inc. Alternatively, advise us why such agreements are not material and required to be filed. See Instructions to Exhibits Section 4. of Form 20-F.

The Company confirms that it does not have any contracts or agreements with DBM CPA, MDC Forbes or Pipedreemz Inc. Although the Company has an agreement with Invictus Accounting Group LLC, it follows the normal course of business and is not considered material based on the Company's revenues.

Notes to the Condensed Interim Consolidated Financial Statements June 30, 2021 and 2020

Note 13 - Subsequent Events , page 84

13 With respect to your acquisition of 1225140 B.C. Ltd and 1204581 B.C. Ltd in the third quarter of FY 2021, please advise us in detail of your consideration of Rule 3-05 of Regulation S-X.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

The Company determined that the acquisition of 1225140 B.C. Ltd. did not meet the definition of a "significant subsidiary" as defined by Rule 1-02(w) of Regulation S-X. In particular, the assets of 1225140 B.C. Ltd. were $65,949, compared to the assets of the Company of $13,736,950 as of the year ended December 31, 2020, representing only 0.005%. The income of 1225140 B.C. Ltd. was $46,742, compared to the total comprehensive loss of the Company of ($7,615,864) as of December 31, 2020, representing only 0.006%. Finally, the investments in and advances to 1225140 B.C. Ltd. were $1 which did not exceed 20% of the aggregate worldwide market value of the Company's voting and non-voting common equity as of December 31, 2020, which was $179,402,739.

The Company determined that the acquisition of 1204581 B.C. Ltd. met the definition of a "significant subsidiary" as defined by Rule 1-02(w) of Regulation S-X. The Company has provided two years of audited financial statements for the financial years ended September 30, 2020 and September 30, 2019 and unaudited financial statements for the interim period ended June 30, 2021 and corresponding prior year interim period. In addition, the Company has included the pro forma financial information for 1204581 B.C. Ltd. as of the Company's year ended December 30, 2020 and the interim period ended June 30, 2021.

Consolidated Financial Statements For the Years Ended December 31, 2020 and December 31, 2019

Report of Independent Registered Public Accounting Firm , page 86

14. You indicated in your significant accounting policies on page 97 that the financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standard Board ("IASB"). However, your auditor's report stated that the consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America. Please have your auditor to revise accordingly.

Our auditors have revised their audit report to indicate the Company's financial statements have been prepared in accordance with IFRS as issued by IASB.

Notes to the Consolidated Financial Statements For the Years Ended December 31, 2020 and December 31, 2019

2. Significant accounting policies Revenue , page 98

15. With respect to your revenue from toll processing and white label manufacturing that is recognized over time, please describe your method of measuring progress towards complete satisfaction of the obligation. Refer to IFRS 15.39-43.

The Company recognizes toll processing and white label manufacturing as recognized over time using the outputs method to measure progress. Specifically, the Company measures progress for each production lot produced based on the amount of raw product that has been processed from the total amount of raw material to be processed as agreed upon by the contract for each lot. The Company has added additional disclosure in its revenue recognition accounting policy to clarify.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

16. Please disclose your disaggregation of revenue in accordance with IFRS 15.B89.

The Company has included additional disclosure in its revenue recognition accounting policy.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

ADASTRA HOLDINGS LTD.

/s/ Michael Forbes
________________________________________
Michael Forbes
Chief Executive Officer